

Steve Stanulis · 2nd

Director ,Actor , Producer / CEO Stanulis Films Inc.

New York City Metropolitan Area · Contact info

500+ connections

 **1 mutual connection:** Jake Suggs

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 Sex & The Shield (book)

Experience


Writer
Sex & The Shield (book)
2012 – Present · 9 yrs

"Sex and the Shield" is a book based on my life as a NYPD officer, Chippendale's dancer,security to the stars and my time working closely with Leonardo DiCaprio all the way through my journey to becoming a successful actor and producer. This book is a tell all discussing my amazing and unique life.
http://www.youtube.com/watch?v=qi1SE8j-ypM


Host
In The Life with Steve Stanulis
2012 – Present · 9 yrs


Principal CEO
Stanulis Films
2008 – Present · 13 yrs
New York, New York

The goal has been to create and develop a film production company that emphasizes efficiency, talent and expression. A Stanulis Production film has access to all of the most valuable resources available to help make it a success. Our philosophy is centered around the notion that results are not a direct function of funding. The approach we've always employed has resulted in a ...see more

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Producer
Stanulis Productions · Full-time
Jan 2007 – Dec 2018 · 12 yrs
Greater New York City Area

Volunteer experience


Spokesperson
Stomp Out Bullying
May 2013 – Present • 8 yrs 2 mos
Children

I was honored to be asked to speak out publicly at a fundraising event to promote awareness of childhood bullying. With so many children falling victim to their inflicted peers at school, parents and adults must be the guardians for our young ones.

Skills & endorsements

Film · 99+

Endorsed by **Lynne Alana Delaney** and 15 others who are highly skilled at this

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Film Production · 99+

Endorsed by **Lynne Alana Delaney** and 7 others who are highly skilled at this

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Entertainment · 99+

Endorsed by **Byrne Davis Jr.** and 9 others who are highly skilled at this

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Recommendations

Received (1)   Given (0)



Randall Parker
Content Manager
June 12, 2013, Steve was a client of Randall's

Steve is a pro at time management. He realizes what steps need to be taken care of in pursuit of a goal and he stops at nothing to accomplish everything on his list. The quality of his productions make it very difficult to believe they are done on such small budgets. I can't wait to see what projects he will bring … See more

Accomplishments

12 **Projects**

Red Money • Chronicle of a serial Killer • 5th Borough • Hinsdale House • "Wasted Talent" story of Lillo Brancato • Clinton Road • The Fifth Borough • Legends of Freestyle Documentry • Long Shot Louie • The Networker • Stripped the Play • Savage in Limbo